                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-3215

                                   ----------

                                JOHNSON & JOHNSON
                                  SAVINGS PLAN
                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

     Report of Independent Registered Public Accounting Firm

     Financial Statements:

          Statements of Net Assets Available for Benefits

          Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

     Supplemental Schedule*:

          Schedule H, line 4i - Schedule of Assets
          (Held at End of Year)

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 26, 2006

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        JOHNSON & JOHNSON SAVINGS PLAN


                                        By: R. J. Darretta
                                            ------------------------------------
                                            R. J. Darretta
                                            Chairman, Pension Committee

June 26, 2006

                         JOHNSON & JOHNSON SAVINGS PLAN

                                   ----------

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2005 AND 2004

JOHNSON & JOHNSON
SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2005 AND 2004

                                                                         PAGE(S)
                                                                         -------
Report of Independent Registered Public Accounting Firm                     1
Financial Statements:
   Statements of Net Assets Available for Benefits                          2
   Statement of Changes in Net Assets Available for Benefits                3
   Notes to Financial Statements                                          4 - 13
Supplemental Schedule*:
   Schedule H, line 4i - Schedule of Assets (Held at
      End of Year)                                                          14

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the
Johnson & Johnson Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
-------------------------------------
Florham Park, New Jersey
June 23, 2006

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                                           2005             2004
                                                      --------------   --------------
ASSETS
   Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust, at fair value   $6,168,455,033   $5,661,156,588
   Participant loans                                      65,996,981       58,418,387
                                                      --------------   --------------
         Total investments                             6,234,452,014    5,719,574,975
   Receivables
      Employee contributions                              14,705,377       12,848,207
      Employer contributions                               4,940,006        4,531,522
                                                      --------------   --------------
         Total receivables                                19,645,383       17,379,729
                                                      ==============   ==============
            Total assets                               6,254,097,397    5,736,954,704
                                                      ==============   ==============
LIABILITIES
   Accrued interest                                               --          466,126
   Accrued expenses                                        1,573,030        3,184,101
   Note payable to Johnson & Johnson                              --        5,919,055
                                                      --------------   --------------
         Total liabilities                                 1,573,030        9,569,282
                                                      --------------   --------------
            Net assets available for benefits         $6,252,524,367   $5,727,385,422
                                                      ==============   ==============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

                                                              2005
                                                         --------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment Income
      Plan's interest in the Johnson & Johnson Pension
         and Savings Plans Master Trust net
         appreciation                                    $  142,212,413
      Contributions
         Employee contributions                             435,085,662
         Employer contributions                             141,283,181
   Asset transfer due to plan merger                        109,201,097
                                                         --------------
      Total additions                                       827,782,353
                                                         --------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                            292,531,013
   Administrative expenses                                    9,645,775
   Employee Stock Ownership Plan transfers                      466,620
                                                         --------------
      Total deductions                                      302,643,408
                                                         --------------
         Net increase                                       525,138,945
                                                         --------------
NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                      5,727,385,422
                                                         --------------
   End of year                                           $6,252,524,367
                                                         ==============

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The Johnson & Johnson Savings Plan (the "Plan") is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson ("J&J" or the "Company") and certain domestic subsidiaries. The Plan was designed to enhance the existing retirement program of eligible employees. The funding of the Plan is made through employee and Company contributions. Prior to January 1, 2003, the assets of the Plan were maintained in the Johnson & Johnson Savings Plan Trust and the Johnson & Johnson Pension Trust Fund, and transactions therein were executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interests in the Savings Plan Trust and the Pension Trust Fund were allocated to the Plan based upon the total of each participant's share in the Master Trust accounts. As of January 1, 2003, the Johnson & Johnson Savings Plan Trust and Johnson & Johnson Pension Trust Fund merged to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). The Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust is allocated to the Plan based upon the total of each participant's share in the Trust.

     This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

     EMPLOYEE STOCK OWNERSHIP PLAN

     Effective January 1, 1991, the Company implemented a Leveraged Employee Stock Ownership Plan ("ESOP") to enhance its existing 401(k) plan. The ESOP is a leveraged employee stock ownership plan and is designed to comply with
     Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The ESOP was used to fund 25% of the company match based on employee contributions (referred to herein as the "ESOP contribution"). Additionally, the Company could utilize ESOP leveraged shares to fund the remaining portion of the employer match for the employee directed contributions.

     Initial funding for the ESOP was made through an advance from J&J of $100 million, which was used to purchase 12,438,400 shares (adjusted for subsequent stock splits) of J&J common stock on the open market (See Note
     7). As of December 31, 2005, all shares have been allocated and the net assets are $487,286,792. The ESOP was closed per contract on February 15, 2005. Shares were allocated to Plan participants under a formula set forth in the ESOP note agreement relating to the advance from J&J.

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Company is entitled to exercise voting rights attributable to unallocated shares.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     CONTRIBUTIONS

     In general, full-time salaried employees and certain non-union hourly, part-time, and temporary employees can contribute to the Plan, as there is no service requirement for employee contributions.

     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants. Participating employees may contribute a minimum of 3% up to a maximum of 35% of eligible pay, as defined by the Plan. Contributions can be pre-tax, post-tax or a combination of both. Pre-tax contributions may not exceed the smaller of
     (i) 35% of a participant's base salary or (ii) $14,000 for 2005. The maximum contributions to a participant's account, including participant pre-tax and post-tax contributions and the employer match is $42,000 for 2005.

     Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions ("catch-up contribution") above the annual IRS limitations up to $4,000 in 2005. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax and post-tax contribution percentages that participants have elected.

     After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of a participant's contributions. The Company Match is composed of cash, which is invested in any of nine investment funds as selected by the participating employees.

     INVESTMENTS

     Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions. Rollover contributions are invested at the election of the participant.

     In the third quarter of 1998, Johnson & Johnson incorporated a "dividend pass-through" feature into the Plan. Up through 2001, the pass-through was distributed to each participant via check. Effective January 1, 2002, dividends are automatically reinvested in the J&J Stock Fund unless specific elections are made to receive payment via check. Participants who had their dividends reinvested in the J&J Stock Fund had an opportunity in early 2002 to receive those 2001 dividends in cash. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund, which does not include shares owned in the Employee Stock Ownership Plan Fund. The 2005 dividend pass-through amount paid to participants of $3,365,845 is reflected as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

     All other dividend and interest income is reinvested by the Trustee.

     VESTING

     A participant's interest in their account, including participant contributions, Company contributions and earnings thereon, will be at all times fully vested. As a result, there are no forfeitures under the Plan.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     PAYMENT OF BENEFITS

     Benefits are paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions are paid either in a lump sum payment or installment payments made on a monthly, quarterly, or annual basis. Installment payments are made over a period of years selected by the participant.

     A participant's account may be distributed to their beneficiaries in lump sum, in installments or maintained in the Trust upon the participant's death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum.

     Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon at any time. Participants may withdraw pre-tax contributions, post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

     ADMINISTRATIVE EXPENSES

     All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

     PARTICIPANT LOANS

     Participants may borrow up to a maximum of 50% of their account balance. The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000. Loans bear an interest rate of prime plus 1% and are repayable within one to five years. The collateralized balance in the participant's account bears interest at rates that range from 3.8% to 10.5%. Principal and interest is paid ratably through payroll deductions for active employees. Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant's account balance and reported to the IRS as a distribution.

     TERMINATION

     Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors based on the frequency of their valuations. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 5).

     As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. Each fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     NET APPRECIATION (DEPRECIATION)

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan's interest in the Trust and includes the net appreciation (depreciation) in the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     DERIVATIVES

     The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust can enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Plan Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust has forward exchange contracts outstanding at December 31, 2005 and 2004 in various currencies. At December 31, 2005 and 2004, the notional amount outstanding for these contracts in the Trust was $15,175,043 and $11,869,143, respectively, and the net currency (loss)/gain recognized during 2005 and 2004 by the Trust was ($155,355) and ($808,790),
     respectively. The Trust holds no other material derivative financial instruments at December 31, 2005 and 2004.

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.   NON-PARTICIPANT DIRECTED INVESTMENTS

     The ESOP includes participant directed and non-participant directed investments. Information about the ESOP's net assets and the significant components of the changes in net assets of this fund is as follows:

                                                       AS OF DECEMBER 31,
                                    -------------------------------------------------------
                                               2005                         2004
                                    --------------------------   --------------------------
                                      Allocated    Unallocated     Allocated    Unallocated
                                    ------------   -----------   ------------   -----------
Assets
   Investments at fair value        $487,286,792       $--       $517,503,588   $13,492,570
Receivables                                   --        --          1,510,601    (1,510,601)
Liabilities                                   --        --         (6,385,181)           --
                                    ------------       ---       ------------   -----------
      Net assets J&J common stock   $487,286,792       $--       $512,629,008   $11,981,969
                                    ============       ===       ============   ===========

                                                        DECEMBER 31, 2005
                                                   ---------------------------
                                                     ALLOCATED     UNALLOCATED
                                                   ------------   ------------
Changes in net assets
   Investment income                               $ 10,274,165   $     27,041
   Plan merger                                       23,180,165             --
   Net depreciation in fair value                   (22,554,641)    (8,511,021)
   Benefits paid to participants                    (22,132,389)            --
   Transfers to participant-directed investments    (14,109,516)    (3,497,989)
                                                   ------------   ------------
                                                   $(25,342,216)  $(11,981,969)
                                                   ============   ============

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.   INVESTMENTS IN PLAN TRUST

     Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 51.63% and 52.71%, respectively of the Trust's net assets as of December 31, 2005 and 2004.

     Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective funds.

                                                                    AS OF DECEMBER 31,
                                                            ---------------------------------
                                                                  2005              2004
                                                            ---------------   ---------------
Investments at fair value
   Short term investment funds                              $   525,961,309   $   551,013,386
   U.S. Government and Agency securities                      1,203,887,637       856,971,117
   Corporate debt                                               384,540,272       313,196,278
   Preferred stocks                                              12,642,943        11,061,328
   Commons stock                                              7,248,778,441     6,822,053,563
   Equities and other                                         1,718,940,364     1,348,404,513
Investments at contract value
   Deposits in group annuity contracts and synthetic GICs     1,037,128,055       973,552,848
                                                            ---------------   ---------------
      Total Trust investments                                12,131,879,021    10,876,253,033

Receivables                                                      91,846,840        75,006,869
Liabilities                                                    (273,456,135)     (211,812,708)
                                                            ---------------   ---------------
      Net assets held in the Trust, at fair value           $11,950,269,726   $10,739,447,194
                                                            ===============   ===============

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

                                                   FOR THE
                                                 YEAR ENDED
                                                DECEMBER 31,
                                                    2005
                                                ------------
Net appreciation in fair value of investments
   Short term investment funds                  $    311,514
   U.S. Government and Agency securities          (8,112,371)
   Corporate debt                                (15,656,090)
   Preferred stocks                                2,051,876
   Common stocks                                 191,591,423
   Equities and other                             95,164,399
                                                ------------
                                                 265,350,751
                                                ------------
Interest                                         129,122,943
Dividends                                        172,796,316
                                                ------------
   Net investment gain                          $567,270,010
                                                ============

5.   GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

     The Trust holds investments in guaranteed and synthetic investment contracts. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

     The average yield of these contracts was approximately 4.21% and 4.12% for 2005 and 2004, respectively. The crediting interest rate was approximately 4.37% for 2005 and 4.22% for 2004. The crediting interest rate of these contracts is the annual return of the contracts before plan expenses, while the average yield includes plan expenses. The crediting interest rate for the investment contracts is either agreed upon in advance with the issuer or varies based on an agreed upon formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts for the Plan at December 31, 2005 and 2004 was $1,029,731,370 and $964,899,533,
     respectively.

     On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

     Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006 and does not believe the adoption will have a material affect on the plans financial statements.

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan is in compliance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   INDEBTEDNESS AND RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of the State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the total market value of investments in the institutional commingled funds managed by State Street was $683,197,397.

     The Plan also invests in shares of the Company, which is managed by State Street Global Advisors. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the market value of investments in the Johnson & Johnson Common Stock Fund was $1,747,855,998.

     In connection with the formation of the Plan's ESOP feature, the Plan borrowed $100 million from Johnson & Johnson for the purpose of purchasing J&J common stock. The note bears interest at 9% and was payable through February 15, 2005. The Company was obligated to make contributions in cash to the ESOP which, when aggregated with the ESOP's dividends and interest earnings, equal the amount necessary to enable the ESOP to make its regularly scheduled payments of principal and interest due on the term loan.

     The proceeds of shares sold to the Company or on the open market will be used to satisfy the outstanding principal and interest. The Company has no rights on the allocated ESOP shares.

     As of December 31, 2004, the final shares were allocated to the ESOP Plan. The remainder of the shares were allocated to the Johnson & Johnson Common Stock Fund to fund Company Match according to Plan rules. Any remaining dividends were used to buy shares of stock on the open market to fund the Company Match in the Johnson & Johnson Common Stock Fund.

8.   ASSETS TRANSFER

     Effective November 8, 2005, the ALZA Corporation Tax Deferral Investment Plan was merged into the Plan. Participant account balances totaling $109,201,097 were transferred into the Plan. In addition, there were outstanding participant loans totaling $1,175,039 transferred into the Plan. The assets from the ALZA Corporation Tax Deferral Investment Plan were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant.

JOHNSON & JOHNSON
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                DECEMBER 31,
                                                      --------------------------------
                                                           2005              2004
                                                      --------------   ---------------
Net assets available for benefits per the financial
   statements                                         $6,254,422,349   $ 5,727,385,422
Amounts allocated to withdrawing participants             (1,507,717)       (1,266,698)
                                                      --------------   ---------------
Net assets available for benefits per the Form 5500   $6,252,914,632   $ 5,726,118,724
                                                      ==============   ===============

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 2005
                                                             ------------
Benefits paid to participants per the financial statements   $292,997,633
Add: Amounts allocated to withdrawing participants at
   December 31, 2005                                            1,507,717
Less: Amounts allocated to withdrawing participants at
   December 31, 2004                                           (1,266,698)
                                                             ------------
Benefits paid to participants per the Form 5500              $293,238,652
                                                             ============

     Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2005 but not yet paid as of that date.

JOHNSON & JOHNSON
SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                         DESCRIPTION OF INVESTMENT INCLUDING
IDENTITY OF ISSUE, BORROWER, LESSOR,       MATURITY DATE, RATE OF INTEREST,
         OR SIMILAR PARTY                 COLLATERAL, PAR OR MATURITY VALUE       COST   CURRENT VALUE
------------------------------------   ---------------------------------------    ----   -------------
Plan's interest in the Trust           Plan's interest in the Johnson & Johnson
                                       Pension and Savings Plans Master Trust            $6,168,455,033

*Participant loans                     Interest rates ranging from 3.8% to 10.5%   --        65,996,981
                                       Maturities ranging from 2006-2010

*    Represents party-in-interest transactions.